Exhibit 99.1

NeoGames Signs Agreement to Launch Its Suite of Games with the
Austrian Lotteries (Österreichische Lotterien)

– The successful launch of premium eInstant games on the win2day gaming site marks the further expansion of NeoGames into the European lottery market –

Luxembourg – February 22, 2021 – S.A. (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery solutions, announced today the go-live of its games with Austrian Lotteries, launching its first set of games on the win2day online gaming site.

NeoGames will grant the Austrian Lotteries (Österreichische Lotterien) full access to its NeoGames Studio extensive portfolio of premium, award-winning eInstant games. The deal between the companies will provide Austrian Lotteries players with a steady, ongoing stream of new, unique, and exciting games, enhancing the overall gaming experience offered by the Lottery.

"The philosophy of the Austrian Lotteries is to act responsibly and innovatively and maintain a spirit of partnership. With NeoGames, we have found an experienced and innovative iLottery provider and partner. We welcome the addition of NeoGames' quality portfolio of diverse and innovative games and the opportunity to add a new level of entertainment to our online instant lottery players." - Rebecca Völkl, Product Manager Lotteries Online Gaming/win2day at Austrian Lotteries.

"We are delighted to have been selected by the successful Austrian Lotteries to provide them with our newest and most successful games portfolio. This marks further expansion of NeoGames Studio to more lotteries in Europe, and we hope that the addition of our market-proven games will enrich the offerings of the Austrian Lottery, widen the circle of players, and enhance their gaming experience." - NeoGames CEO Moti Malul.

About NeoGames

NeoGames is a technology-driven innovator and a global leader of iLottery solutions for national and state-regulated lotteries. NeoGames' full-service solution combines proprietary technology platforms with the experience and expertise required for successful iLottery operations. NeoGames' pioneering game studio encompasses an extensive portfolio of engaging online lottery games that deliver an entertaining player experience. A partner to lottery providers worldwide, the company works with its customers to maximize their success, offering a comprehensive solution that empowers national and state lotteries to deliver enjoyable and profitable iLottery programs to their players, generate more iLottery revenue, and direct proceeds to good causes.

About win2day

win2day is the online gaming offer of Austrian Lotteries, holding the exclusive license to run electronic lotteries in Austria. win2day offers a complete range of games and sports betting on a single website. The offer ranges from classic lottery games (e.g. Lotto, EuroMillions) to casino games including table, card and slot games plus a separate poker room and bingo room. In addition, a diverse sports betting program completes the offer.
User trust plays a decisive role for win2day. Security is the focus in the development and expansion of the offer, both in the processing of games and the pay-out of winnings, as well as in the area of data protection and privacy. Furthermore, numerous responsible gaming features prove that the issue of player and youth protection is taken very seriously.

Contacts
Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com